Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Liberty Media Corporation:

We consent to the incorporation by reference in the registration statement on this Form S-3 of our reports dated February 26, 2020, with respect to the consolidated balance sheets of Liberty Media Corporation and subsidiaries (the Company) as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2019, and the related notes and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10-K of the Company, and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to changes in the method of accounting for leases and revenue.

/s/ KPMG LLP

Denver, Colorado

May 14, 2020